UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
23 July 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alon USA Energy, Inc. – File No. 1-32567
Alon USA Partners, LP – File No. 1-35742

CF# 32512

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Alon USA Energy, Inc. and Alon USA Partners, LP (for Exhibit 10.1 only) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 8, 2015.

Based on representations by Alon USA Energy, Inc. and Alon USA Partners, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through May 31, 2021
Exhibit 10.2	through May 31, 2019
Exhibit 10.3	through May 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary